Exhibit 4.2

RIGHTS AGREEMENT

THIS RIGHTS AGREEMENT (this “Agreement”) is made as of November 4, 2011, by and among OCM IBP HOLDINGS, INC., a Delaware corporation (“OCM), CCIB Holdco, Inc., a Delaware corporation (“CCIB”), and CETUS CAPITAL II, LLC, a Delaware limited liability company (“Cetus”). Initially capitalized terms used in this Agreement have the meanings assigned to them throughout this Agreement and in Exhibit A attached hereto.

BACKGROUND

A. In connection with the restructuring (the “Restructuring”) of IBP Holdings, LLC, a Delaware limited liability company (“IBHL”) and IBP Holdings II, LLC, a Delaware limited liability company (“IBHL II”), OCM and other members of IBHL and IBHL II have contributed their membership interests in IBHL and IBHL II to a newly formed limited liability company (“SPE”). Upon consummation of the Restructuring, IBHL and IBHL II will be indirect wholly owned Subsidiaries of CCIB and the SPE will own approximately sixty-eight percent (68%) of the common stock, par value $.01 per share (the “Common Stock”), of CCIB, Cetus will own thirty percent (30%) of the Common Stock of CCIB and IBP Management Holdings, LLC will own approximately two percent (2%) of the Common Stock of CCIB, each on a fully-diluted basis.

B. To induce OCM to consent to the Restructuring, to contribute its membership interests in IBHL and IBHL II to the SPE and to enter into the operating agreement of the SPE dated as of November 3, 2011, as the same may be amended, modified or restated from time to time (the “SPE Operating Agreement”), CCIB and Cetus have agreed to provide OCM with the rights set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

NEGATIVE COVENANTS

Section 1.1 Indebtedness. Without the prior written consent of the holders of at least 50% of the Series A Preferred Units (as defined in the SPE Operating Agreement) then held beneficially and of record by OCM and all Permitted Transferees (as defined in Section 1.4) and subject to Section 2.1, CCIB shall not, and shall not permit any direct or indirect Subsidiary to, create, incur, assume or permit to exist any Indebtedness other than Permitted Indebtedness, including, without limitation, through the use of any direct or indirect Subsidiary of CCIB.

Section 1.2 No Amendments. The terms of any Indebtedness existing as of the date of this Agreement or incurred in connection with the provisions hereof may not be amended, modified or supplemented unless such amended, modified or supplemented terms are at market rates and on other customary terms as reasonably determined by the Board of Directors of CCIB.

Section 1.3 Equity Prohibition. Without the prior written consent of the holders of more than 50% of the Series A Preferred Units then held by OCM and/or any Permitted Transferee (as defined in Section 1.4), CCIB will not:

(a) Create or authorize the creation of any additional class or series of shares of stock that ranks senior to the CCIB Common Stock as to the distribution of assets on the liquidation, dissolution or winding up of CCIB, or increase the authorized amount of shares of CCIB Series A Preferred Stock, par value $.01 per share (“Series A Preferred Stock”), or create or authorize any obligation or security convertible into shares of stock that ranks senior to the CCIB Common Stock as to the distribution of assets on the liquidation, dissolution or winding up of CCIB, whether any such creation, authorization or increase shall be by means of amendment to the CCIB Certificate of Incorporation (as defined below) or by merger, consolidation or otherwise;

(b) Amend the Certificate of Incorporation of CCIB in any manner that would have the effect of making any of the rights, privileges, preferences or limitations of any of the terms of the CCIB Series A Preferred Stock more favorable to the holders thereof than such rights, privileges, preferences or limitations are as of the date hereof, including, without limitation, any amendment which would have the effect of increasing the voting rights of the Series A Preferred Stock or increasing the amount of the “Series A Preferred Liquidation Amount” (as defined in the CCIB Certificate of Incorporation), whether any such rights, privileges, preferences or limitations shall be by means of amendment to the CCIB Certificate of Incorporation or by merger, consolidation or otherwise; or

(c) Take any action that would reasonably be expected to cause any of the prohibited actions listed in clauses (a) and (b) above, including, without limitation, through the use of any direct or indirect Subsidiary of CCIB.

Section 1.4 Limited Assignment of Rights. The rights of OCM set forth in Sections 1.1, 1.2 and 1.3 above may be assigned, directly or indirectly, voluntarily or involuntarily, by OCM only to a Permitted Transferee. For the avoidance of doubt, the conversion of OCM from a corporation to a limited liability company or other entity shall not constitute an “assignment” for purposes of this Section.

ARTICLE II

RIGHT OF FIRST REFUSAL

Section 2.1 Right of First Refusal. For so long as OCM and/or any Permitted Transferee (collectively, the “Series A Holders”) holds beneficially and of record any Series A Preferred Units and subject to the terms and conditions of this Section 2.1, if CCIB or any of its direct or indirect Subsidiaries intends to incur any ROFR Indebtedness, then CCIB shall, not less than 15 Business Days prior to incurring or permitting the incurrence of such ROFR Indebtedness, offer, by notice describing the proposed terms of the ROFR Indebtedness (a “Proposal Notice”), to each of the Series A Holders the right to provide all or a portion of such Indebtedness on terms no less favorable than as described in the Proposal Notice; provided, however, if (x) such ROFR Indebtedness is provided by a Third Party and the Series A Holders collectively elect to provide at least 75% of such ROFR Indebtedness pursuant to the terms hereof, then such Series A Holders will be obligated to provide 100% of such ROFR Indebtedness pursuant to the terms set forth in the Proposal Notice, (y) if more than one Series A Holder elects to provide any of such ROFR Indebtedness, all consents or waivers under, and any modifications, amendments, or restatements of, such ROFR Indebtedness may be given or approved by any Series A Holder(s) that provide(s) at least a majority of such ROFR Indebtedness and (z) if the Series A Holder(s) provide less than all of such ROFR Indebtedness, and the Board of Directors of CCIB requests that it do so, the Series A Holder(s) providing such portion of the ROFR Indebtedness will agree that all consents or waivers under, and any modifications, amendments, or restatements of, such ROFR Indebtedness will require the approval of any third party providing the balance of such ROFR Indebtedness.

(a) In order to exercise its rights hereunder, the Series A Holders must deliver a written notice to CCIB describing its election hereunder within 10 Business Days after receipt of the Proposal Notice from CCIB, and provide such ROFR Indebtedness on substantially the terms contained in such Proposal Notice within 10 Business Days thereafter.

(b) If more than one of the Series A Holders elects to provide the ROFR Indebtedness subject to a Proposal Notice, such ROFR Indebtedness will be provided by such Series A Holders on a pro rata basis, based on the number of Series A Preferred Units owned by each such Holder, or in such amounts as the Series A Holders otherwise unanimously agree.

(c) If all of the Series A Holders fail, within either of such 10 Business Day periods, to either elect to provide, or close on providing, such ROFR Indebtedness, as the case may be, then CCIB shall have 90 days thereafter to incur or permit the incurrence of the ROFR Indebtedness, upon general terms not materially more favorable to the lender than those specified in the Proposal Notice.

Section 2.2 Limited Assignment of Rights. The rights of OCM set forth in Section 2.1 may be assigned, directly or indirectly, voluntarily or involuntarily, by OCM only to a Permitted Transferee. For the avoidance of doubt, the conversion of OCM from a corporation to a limited liability company or other entity shall not constitute an “assignment” for purposes of this Section.

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.1 Duration of Agreements. Notwithstanding anything contained herein to the contrary, the rights and benefits afforded to OCM or any Permitted Transferee hereunder will terminate immediately, and without the need for any further action by any party hereto, at such time as OCM and/or such Permitted Transferees cease to hold beneficially and of record any Series A Preferred Units.

Section 3.2 No Inconsistent Agreements. Neither CCIB nor Cetus shall hereafter enter into any agreement that is in any way inconsistent with or in any manner limits, restricts or violates the rights granted to OCM or any Permitted Transferee in this Agreement.

Section 3.3 Remedies. Any Person having rights under any provisions of this Agreement shall be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

Section 3.4 Amendments; Waivers and Consents. Except as otherwise provided herein, changes in or additions to this Agreement may be made, termination of this Agreement may occur, and compliance with any covenant or provision set forth herein may be omitted or waived upon prior written consent of Cetus, CCIB (after having been approved by the Board of Directors of CCIB) and the holders of more than 50% of the Series A Preferred Units then held by OCM and/or any Permitted Transferee. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 3.5 Successors and Assigns. Subject to Sections 1.4 and 2.2, all covenants and agreements in this Agreement by or on behalf of any party shall bind and inure to the benefit of the respective successors and assigns, whether so expressed or not. Any attempt to assign, directly or indirectly, voluntarily or involuntarily, any Person’s rights herein in violation of this Agreement will be null and void.

Section 3.6 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

Section 3.7 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

Section 3.8 Descriptive Headings; Interpretation; No Strict Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns, and verbs shall include the plural and vice versa. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “include” or “including” in this Agreement shall be by way of example rather than by limitation. The use of the words “or”, “either” or “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 3.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware exclusive of the conflict of law principles thereof. As long as service of process is by notice as provided in Section 3.10 hereof or as required by any such court, all objections to improper service of process are hereby waived. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any litigation arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 3.10 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when (a) delivered personally to the recipient, (b) telecopied to the recipient upon electronic confirmation of receipt of such transmission, or (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to the party at the address set forth below, or at such address or to the attention of such Person as the recipient party has specified by prior written notice to the sending party:

CCIB:

495 South High Street, Suite 50
Columbus, OH 43214
Facsimile:	(614) 221-3214

Cetus:

8 Sound Shore Drive, Suite 303
Greenwich, CT 06830
Facsimile:	(203) 552-3550

OCM:

c/o OCM Mezzanine Fund, L.P.
1301 Avenue of the Americas, 34th Floor
New York, NY 10019
Facsimile:	(212) 284-1969
Attention:	William B. Sacher and Raj Makam

Section 3.11 Business Days. If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period shall automatically be extended to the immediately following Business Day.

Section 3.12 Signatures. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto and thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or other electronic means to deliver a signature or other fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

Section 3.13 Entire Agreement. This Agreement, the Credit Facility, the SPE Operating Agreement, CCIB’s Certificate of Incorporation and the Stockholders Agreement among the SPE, Cetus and IBP Management Holdings, LLC, as the same may be amended, modified, supplemented or waived from time to time, contain the entire understanding between or among the parties hereto with respect to the subject matter hereof and supersede any prior understandings and agreements among them respecting the subject matter of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CCIB HOLDCO, INC.		OCM IBP HOLDINGS, INC.

By:	/s/ Robert E. Davis	By:	/s/ William B. Sacher

Name:	Robert E. Davis	Name:	William B. Sacher

Title:	President	Title:	Authorized Signatory

CETUS CAPITAL II, LLC

By:	/s/ Robert E. Davis	By:	/s/ Raj Makam

Name:	Robert E. Davis	Name:	Raj Makam

Title:	Managing Director	Title:	Authorized Signatory

[COUNTERPART SIGNATURE PAGE FOR RIGHTS AGREEMENT]

EXHIBIT A

DEFINED TERMS

The following terms shall have the following meanings when used in the Rights Agreement, dated as of November 4, 2011 (the “Agreement”), by and among CCIB Holdco, Inc., Cetus Capital II, LLC and OCM IBP Holdings, Inc.

“Acquisition” means any transaction or series of related transactions for the direct or indirect (a) acquisition of any Equity Interest in any Person (whether by purchase, merger, consolidation, joint venture, amalgamation or otherwise) or (b) acquisition of all or substantially all of the Property or business of any Person, or of any business unit, line of business or division of any Person or Property constituting a business unit, line of business or division of any other Person.

“Affiliate” means, with respect to any Person: (i) any Person directly or indirectly Controlling, Controlled by or under common Control with such Person; (ii) any person owning or Controlling 10% or more of the outstanding Equity Interests of such Person; (iii) any officer, director, manager, trustee or general partner of such Person; or (iv) any Person who is an officer, director, manager, trustee or general partner or holder of 10% or more of the Equity Interests of any Person described in clauses (i) through (ii).

“Business Day” means any day other than a Saturday or a Sunday on which trading occurs on the New York Stock Exchange.

“CCIB” has the meaning set forth in the Preamble of the Agreement.

“Cetus” has the meaning set forth in the Preamble of the Agreement.

“Control”, “Controls”, “Controlled” or “Controlling” as applicable, means the ability, whether by the direct or indirect ownership of shares or other Equity Interests, by contract or otherwise, to elect the majority of directors of a corporation, to select the managing partner of a partnership, or otherwise to select, or have the power to remove and then select, fifty percent (50%) or more of those Persons exercising governing authority over any particular entity. In the case of a limited partnership, the sole general partner, each of the general partners to the extent each has equal management control and authority, or the managing general partner or managing general partners thereof (or any Person or entity in Control of such general partner or managing general partner) shall be deemed to have Control of such partnership and, in the case of a trust, any trustee thereof or any Person having the right to select any such trustee shall be deemed to have Control of such trust. In the case of a limited liability company, the sole manager, each of the managers to the extent each has equal management control or authority as the managing member or managing members (or any Person or entity in Control of such manager or managing member), or if there shall be no manager or managing members, any Person who directly or indirectly owns more than fifty percent (50%) of the interests of the company shall be deemed to Control such limited liability company.

“Credit Facility” means that certain Loan and Security Agreement to be entered into among IBL, IBL II, each borrowing Subsidiary party thereto, certain guarantying Subsidiaries party thereto, the financial institutions party thereto from time to time, and Bank of America, N.A., a national banking association, as agent for the lenders, in connection with the Restructuring, as the same may be amended, modified, restated, extended, renewed, refinanced or replaced from time to time; provided, however, that the maximum amount of Indebtedness that is, or is permitted to be, outstanding under such amended, modified, restated, extended, renewed, refinanced or replaced documentation does not exceed $40 million.

“Equity Interest” means the interest of any (a) shareholder in a corporation; (b) partner in a partnership whether general, limited, limited liability or joint venture; (c) member in a limited liability company; or (d) other Person having any other form of equity security or ownership interest.

“IBHL” has the meaning set forth in the Background of the Agreement.

“IBHL II” has the meaning set forth in the Background of the Agreement.

“IBL” means Installed Building Products, LLC, a Delaware limited liability company.

“IBL II” means Installed Building Products II, LLC, a Delaware limited liability company.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) any intercompany debt among such Person and its Subsidiaries or among Subsidiaries of such Person, (d) any capital lease or operating lease obligations, (e) any obligations under any letters of credit, (e) any obligations incurred to make any non-compete payments that such Person or any of their direct or indirect Subsidiaries are obligated to make, (f) any obligations incurred to finance payment of any insurance, (g) the assumption of any obligations of any Person or (h) obligations under conditional sale or other title retention agreements relating to the Property.

“OCM” has the meaning set forth in the Preamble of the Agreement.

“Ordinary Course Indebtedness” means (a) any intercompany debt among CCIB and its wholly-owned Subsidiaries (or Suburban Insulation, Inc.) or among any such Subsidiaries of CCIB (or Suburban Insulation, Inc.) in each case incurred in the ordinary course of business, (b) any capital lease or operating lease obligations incurred in the ordinary course of business, (c) any obligations under any letters of credit incurred in the ordinary course of business, (d) any obligations incurred to make any non-compete payments that IBHL, IBHL II or any of their direct or indirect Subsidiaries are obligated to make in the ordinary course of business, (e) any obligations incurred to finance payment of any insurance premiums incurred in the ordinary course of business, (f) the assumption of any obligations of any Person other than CCIB or any of its direct or indirect Subsidiaries, directly or indirectly, in connection with an Acquisition that exist on the effective date of such Acquisition, provided, that such Person shall not have created or incurred such obligations for the sole purpose of permitting CCIB or any of its direct or indirect Subsidiaries to assume Indebtedness that would not qualify as Permitted Indebtedness, (g) obligations under conditional sale or other title retention agreements relating to the Property acquired incurred in the ordinary course of business or (h) Indebtedness existing as of the date of this Agreement; provided, however, that (i) each of items (a) – (g) are incurred at market rates and on other customary terms as reasonably determined by the Board of Directors of CCIB and (ii) each of items in clauses (b), (e), (f) and (g) are provided by Third Parties; provided, in the case of clause (f), the determination as to whether the Person whose obligations are being assumed satisfies the definition of “Third Party” hereunder will be made immediately prior to the closing of the Acquisition in which such obligations are assumed.

“Permitted Indebtedness” means

(a) Specified Indebtedness;

(b) Ordinary Course Indebtedness;

(c) Indebtedness, at market rates and on other customary terms as reasonably determined by the Board of Directors of CCIB, provided by a Third Party (which for purposes of this definition may include OCM as a Third Party) to extend, renew or refinance any Specified Indebtedness; provided, that such amount that is extended, renewed or refinanced does not exceed the maximum amount of such Indebtedness that was, or was permitted to be, outstanding under this Agreement, plus customary closing costs incurred in connection with such extension renewal or refinancing; and

(d) Indebtedness, incurred in the ordinary course of business at market rates and on other customary terms as reasonably determined by the Board of Directors of CCIB, provided by a Third Party (which for purposes of this definition may include OCM as a Third Party) to extend, renew or refinance any of the Ordinary Course Indebtedness.

“Permitted Transferee” means (i) a Person who executes a counterpart signature page hereto thereby agreeing to be bound by the terms and conditions hereof and (ii)(a) for purposes of Section 1.4, (1) an Affiliate of OCM and (2) no more than three Persons who are permitted transferees of Series A Preferred Units pursuant to the SPE Operating Agreement (excluding any Affiliate of OCM), and in the case of clauses (1) and (2), who is not, in the reasonable determination of the Board of CCIB, a Person who is, or who is an Affiliate of, or otherwise associated with, a Person who is engaged in a business in competition with CCIB or any of its direct or indirect subsidiaries; and (b) for purposes of Section 2.2, (1) an Affiliate of OCM and (2) no more than three Persons who are permitted transferees of Series A Preferred Units pursuant to the SPE Operating Agreement (excluding any Affiliate of OCM), and in the case of clauses (1) and (2), who is not, in the reasonable determination of the Board of CCIB (X) a Person who is, or who is an Affiliate of, or otherwise associated with, a Person who is engaged in a business in competition with CCIB or any of its direct or indirect subsidiaries, (Y) primarily engaged in the business of distressed investing or (Z) providing capital financing for a Person who is primarily engaged in business competition with CCIB or any of its direct or indirect Subsidiaries.

“Person” means any natural person, corporation, limited liability company, trust, partnership, joint venture, joint stock company, unincorporated organization, association, or any other entity including a governmental entity or any department, agency or political subdivision thereof.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

“ROFR Indebtedness” means (i) each of the items listed in the definition of Specified Indebtedness other than clause (a) of such definition and (ii) Indebtedness described in clause (c) of the definition of Permitted Indebtedness.

“Series A Preferred Units” has the meaning set forth in the SPE Operating Agreement.

“SPE” has the meaning set forth in the Background of the Agreement.

“SPE Operating Agreement” has the meaning set forth in the Background of the Agreement.

“Specified Indebtedness” means each of the following:

(a) Indebtedness under the Credit Facility but only to the extent that such Indebtedness is provided by one or more Third Parties;

(b) Indebtedness, at market rates and on other customary terms as reasonably determined by the Board of Directors of CCIB, of up to $10 million provided by any Person for working capital or liquidity purposes provided that there is $6 million or less of Availability (as defined in the Credit Facility) under the Credit Facility at the time such Indebtedness is created, incurred, assumed or permitted to exist;

(c) Indebtedness, at market rates and on other customary terms as reasonably determined by the Board of Directors of CCIB, provided by any Person to finance an Acquisition (which for avoidance of doubt will not preclude or limit the assumption of any obligations of any Person in connection with an Acquisition as provided by clause (f) of the definition of Ordinary Course Indebtedness);

(d) Indebtedness, at market rates and on other customary terms as reasonably determined by the Board of Directors of CCIB, provided by any Third Party solely to redeem shares of Series A Preferred Stock, par value $0.01 per share, of CCIB pursuant to the terms of the certificate of incorporation of CCIB, as the same may be amended, modified, supplemented or restated from time to time (“CCIB’s Certificate of Incorporation”) in accordance therewith and in accordance with this Agreement; and

(e) Indebtedness, at market rates and on other customary terms as reasonably determined by the Board of Directors of CCIB, which shall, notwithstanding anything contained herein to the contrary, be in addition to any of the Indebtedness described in any of the preceding clauses (a) – (d) of this definition, that is provided by any Person which is not Cetus, CCIB, the SPE, any member of the SPE, or any Affiliate of any them (such Person, a “Third Party”) and the aggregate principal amount of which does not exceed $25 million; provided, however, for purposes of this definition OCM will not be deemed to be an Affiliate of Cetus, CCIB or the SPE.

“Subsidiary” means with respect to any Person, any other Person of which a majority of the outstanding shares or other Equity Interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.